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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                       Electro Scientific Industries, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                       ____________285229-10-0____________
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  285229-10-0                13G             Page   2  of  4  Pages
          -------------                                    -----  -----
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  The Parnassus Fund
                  94-6579180
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                                                                (b)
    3        SEC USE ONLY

    4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts Business Trust
    5        SOLE VOTING POWER

                  600,000 shares
    6        SHARED VOTING POWER


    7        SOLE DISPOSITIVE POWER

    8        SHARED DISPOSITIVE POWER

    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EAC REPORTING PERSON

                  600,000 shares
    10       CHECK BOX OF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES

    11       PERCENT OF CLASSREPRESENTED BY AMOUNT IN ROW 9

                  6.92%
    12       TYPE OF REPORTING PERSON*

                  IV

Item 1.
         (a) Name of Issuer:  Electro Scientific Industries, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                                    13900 North West Science Park Drive
                             Portland, OR 97229-5497
Item 2.
         (a) Name of Person filing:  The Parnassus Fund

         (b) Address of Principal Business Office or, if none, Residence:

                                    One Market
                                    Steuart Tower - Suite #1600
                             San Francisco, CA 94105

         (c) Citizenship: Massachusetts Business Trust

         (d) Title of Class of Securities:  Common Stock

         (e) CUSIP Number:  285229-10-0

Item 3.
         (d) Person filing is an Investment Company registered under Section 8 of the Investment Company Act of 1940.

Item 4. Ownership:
         (a) Amount Beneficially Owned:  600,000 shares

         (b) Percent of Class:  6.92%

         (c) Number of shares as to which such person has:
             (i) sole power to vote or to direct the vote:  600,000 shares

Item 5. Ownership of Five Percent or Less of a Class:

                                    Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

                                    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                                    Not Applicable


Item 8. Identification and Classification of Members of the Group:

                                    Not Applicable

Item 9. Notice of Dissolution of Group:

                                    Not Applicable

Item 10: Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 10, 1997
                                                        Date



                                                   Signature


                                            Jerome L. Dodson/ President
                                                    Name/Title